Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

CERBERUS CYBER SENTINEL CORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: The name of the corporation is Cerberus Cyber Sentinel Corporation (the "Corporation").

SECOND: That the certificate of incorporation of the Corporation was originally filed with the Delaware Secretary of State on March 5, 2019 (the "Certificate of Incorporation").

THIRD: The Board of Directors of the Corporation, by unanimous written consent pursuant to the General Corporation Law of the State of Delaware, duly adopted the following amendments to the Certificate of Incorporation:

RESOLVED, that Article III of the Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

"ARTICLE III

The aggregate number of shares which the Corporation shall have authority to issue is Two Hundred Fifty Million (250,000,000) shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share."

FOURTH: that, by written consent executed in accordance with the General Corporation Law of the State of Delaware, the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon, was given written notice of the proposed amendment to the Certificate of Incorporation and voted in favor of the adoption of the amendment to the Certificate of Incorporation. The necessary numbers of shares, as required by statute, were voted in favor of the amendment.

FIFTH: That said amendment was duly adopted in accordance with the provisions of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this April 12, 2019.

/s/ David G. Jemmett
David G. Jemmett
Authorized Officer